

October 18, 2013

Via E-mail
Vladimir Shekhtman
President and Chief Executive Officer
Arkadia International
5348 Vegas Drive, #1107
Las Vegas, NV 89108

> **Re: Arkadia International**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed October 4, 2013**
> **File No. 333-190067**

Dear Mr. Shekhtman:

We have reviewed your responses to the comments in our letter dated September 17, 2013 and have the following additional comments.

General

1. Please provide a currently dated consent from the independent registered public accounting firm.

Prospectus Summary, page 3

Our Business, page 3

2. Please refer to the fifth paragraph. We note your disclosure in the last sentence that "[t]he total revenue that [you have] had from [your] inception on February 21, 2013 through September 30, 2013 is $381,371 and [your] net loss incurred was $40,095." We also note your disclosure in this paragraph that you had a net loss of $48,050 from February 21, 2013 through June 30, 2013 and a net loss of $40,095 from July 1, 2013 through September 30, 2013. Please reconcile the net loss amount disclosed in the last sentence as applicable. Please also revise the prospectus throughout accordingly.

3. We note that you deleted disclosure which detailed your business activities since formation in February of 2013. Please revise this section to provide a concise summary of your business and current operations to include a brief summary of (i) your business activities since formation in February of 2013 and (ii) the steps you have taken to date to become an operating company. In this regard, we expect that the disclosures contained in the sixth and seventh paragraphs will be incorporated into such revised disclosure. Please also revise the prospectus throughout accordingly.

Risk Factors, page 6

4. We note that certain risk factor headings are bolded, some are bolded and underlined and others are not bolded or underlined. Please revise this section to clearly identify each risk presented. To the extent that you present risk factors under logical topical headings, please clearly identify the topical headings and risks presented thereunder. Consider using consistent formatting, such as bolding or underlining, to differentiate between topical and risk factor headings.

5. We note your response to our prior comments 11 and 12 and reissue. We note in response to our prior comments you simply deleted the prior disclosure rather than providing individual risk factors. To the extent that export or import laws, fees or duties, embargos, gasoline prices or taxes, transportation strikes, costs related to third-party transportation providers or costs related to insurance present material risks to your business and operations, please revise to include individual risk factors for each such risk. Alternatively, please confirm that the above listed items do not present material risks to your business and current operations.

Import Duties, page 7

6. We note this revised risk factor and the added sentence at the end, "[h]owever since Russia joined the World Trade Organization, we believe it will have no impact on our business." As this last sentence seems to mitigate the risk factor, please clarify what is meant by this sentence, as well as clearly indicating what the risk, that is discussed in this risk factor, is.

Business, page 16

7. Please refer to the second paragraph. The information presented in this paragraph appears dated. Please revise to discuss your business activities since formation in February of 2013 through a more recent date.

8. We note your response to our prior comment 16 and reissue in part. Please revise the fourth paragraph to clarify that you do not sell automobiles, special equipment, automobile parts and repair tools in the open market. Please also revise the fourth paragraph to clearly disclose that you are only an intermediary company, if true.

Our Services to Date, page 17

9. We note your response to our prior comment 20 and reissue. Please refer to first paragraph. The information presented in this paragraph appears dated. Please revise this section to accurately disclose your services to date.

10. We note your response to our prior comment 21 and reissue. We note your disclosure in (i) the first paragraph that you located cars and arranged shipment for three foreign customers including Mysnikova Irina, Tkachenko Dmitry and Permyakov Denis, (ii) the third paragraph that you located cars and arranged shipment for JK Auto Sales, (iii) the last paragraph that you located hockey equipment and arranged shipment for one purchaser and (iv) the fourth paragraph that you used General Container Line as a transportation service provider. Please revise to discuss in greater detail the nature and scope of the services provided to each customer or by each third-party supplier or service provider. For instance, please clarify the number of orders fulfilled, the contents of the orders, and number of overseas shipments, so that investors can get a sense of your business operations to date. The aforementioned paragraphs as currently drafted continue to appear cursory and do not give investors a clear understanding of your business and operations to date. Please revise each paragraph as applicable.

Management's Discussion and Analysis of Financial Condition, page 21

General discussion, page 21

11. The disclosure contained in the first paragraph does not appear consistent with the remainder of the prospectus regarding your focus on automobiles and auto industry equipment. In this regard, we note the references to building and decoration materials, paints, polymers, plastics, tools, electrical equipment and appliances. Please reconcile. To the extent you discuss additional business plans, such as expanding the scope of the items you plan to export and sell, please balance the disclosure with the steps you need to implement to be able to do that, including timeframes and any need for additional financing. Additionally, we note that the first and second paragraphs appear to be identical. Please revise to remove repetitive disclosure.

Plan of Operations, page 22

12. Please update your plan of operations to reflect the status as of the date of your next amendment. We note that several of the time frames outlined have passed, but it is unclear whether or not the goals set out for those periods have been achieved. As it appears that any unaccomplished items may affect the goals within future periods, all periods outlined should be revised accordingly. Please also revise the Our Business section on page 3 accordingly.

Vladimir Shekhtman
Arkadia International
October 18, 2013
Page 4

Notes to Financial Statements

Note 1 – Description of Business, page F-6

13. You state that recorded revenues were generated from customers' payments and from commissions earned through contracted services. This suggests that you have recorded revenues on a gross basis with respect to the sale of cars and also recorded revenues on a net basis with respect to commissions earned. This notion is further supported by your disclosure on page 6, which states that 3 customers bought cars from you and use your services to ship their cargo. However, your Statement of Operations on page F-3 only reflects commission revenue. Please clarify whether or not your revenue includes any amounts related to the sale of cars.

Note 2 – Summary of Significant Accounting Policies, page F-6

Revenue Recognition, page F-7

14. Your revenue recognition policy continues to reiterate the overall revenue recognition requirements under U.S. GAAP. However, your disclosures should specifically address your policy for recognizing revenue in accordance with U.S. GAAP. For example, you should discuss how your current revenue recognition methodology complies with the Principal-Agent Considerations discussed in ASC Topic 605-45. In particular, tell us how you considered this literature in determining whether to report revenue gross as a principal or net as an agent.

You may contact Juan Migone at (202) 551-3312 or David Humphrey, Accounting Branch Chief, at (202) 551-3211 if you have questions regarding comments on the financial statements and related matters. Please contact Donald E. Field at (202) 551-3680 or me at (202) 551-3210 with any other questions.

Sincerely,

/s/ Susan Block

Susan Block
Attorney-Advisor

cc: Via E-mail
         Thomas E. Puzzo, Esq.